# LIMITED LIABILITY COMPANY OPERATING

## AGREEMENTOF

## KEYSTONE BRAVE LLC

### Dated as September 1, 2024

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS AGREEMENT ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, HYPOTHECATED OR OTHERWISE TRANSFERRED UNLESS THEY ARE SO REGISTERED OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

THIS OFFERING IS BEING MADE SOLELY TO ACCREDITED INVESTORS PURSUANT TO RULE 506 OF REGULATION D, PROMULGATED UNDER THE SECURITIES ACT OF 1933. THE INFORMATION IN THIS DOCUMENT OR ANY OTHER DOCUMENT SUBMITTED TO INVESTORS IN CONNECTION WITH THIS OFFER HAS NOT BEEN REVIEWED BY THE SECURITIES AND EXCHANGE COMMISSION, THE NEW YORK ATTORNEY GENERAL OR ANY OTHER REGULATORY BODY FOR THE ADEQUACY OF ITS DISCLOSURE, AND NEITHER THE ATTORNEY GENERAL NOR ANY OTHER REGULATORY BODY HAS PASSED ON OR APPROVED THE MERITS OF THIS OFFERING.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, ITS MANAGERS OR ITS AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING AS LEGAL, TAX OR INVESTMENT ADVICE. AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS SUITABLE ONLY FOR AN INVESTOR WHO CAN AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. EACH INVESTOR SHOULD CONSULT WITH HIS OR HER PERSONAL COUNSEL, ACCOUNTANT AND OTHER ADVISERS AS TO THE LEGAL, TAX AND ECONOMIC IMPLICATIONS OF AN INVESTMENT IN THE COMPANY AND ITS SUITABILITY FOR HIM OR HER. NO REPRESENTATION OR WARRANTY IS OR CAN BE MADE AS TO THE ECONOMIC RETURN THAT MAY ACCRUE TO AN INVESTOR.

# KEYSTONE BRAVE LLC

## LIMITED LIABILITY COMPANY OPERATING AGREEMENT, dated as of

July 30, 2021 among the Managers and the persons or entities who execute this Agreement and are admitted by the Managers as Investors. Capitalized terms used but not otherwise defined have the meanings set forth in Article I below.

NOW, THEREFORE, in consideration of the mutual promises and agreements made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

A. <u>Construction and Definitions.</u>

"<u>Act</u>" means the Pennsylvania Uniform Limited Liability Company Act, as the same may be amended and supplemented from time to time.

"<u>Affiliate</u>" of another person or entity means (a) a person or entity directly or indirectly (through one or more intermediaries) controlling, controlled by or under common control with that other person or entity; (b) a person or entity owning or controlling 50% or more of the outstanding voting securities or beneficial interests of that other person or entity; or (c) an officer, director, partner or member, or a member of the immediate family of an officer, director, partner or member, of that other person or entity. For purposes of this Agreement, "control" of a person or entity means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting securities, by contract or otherwise.

"<u>Agreement</u>" means this Limited Liability Company Operating Agreement of the Company, as amended from time to time.

"<u>Capital Account</u>" has the meaning set forth in Section 7.1.

"<u>Capital Contribution</u>" means the contribution of an Investor to the capital of the Company, which may be in the form of cash, property or services rendered, or an obligation to contribute property or perform services.

"<u>Company</u>" means Keystone Brave LLC.

"<u>Distributable Receipts</u>" means the Company's Gross Receipts less the Company's Operating Expenses.

"<u>Gross Receipts</u>" means the aggregate of: (a) all amounts received by or payable to the account of the Company from distributors and licensees of Company's rights in the Picture or any other income from the sale, assignment or other disposition of the Picture; (b) all proceeds to the Company from tax credits and/or rebates or from sales of transferable tax credits, if any, to the extent such proceeds are not used to fund production costs or Operating Expenses.

"Interest" means a Member's ownership interest in the Company, including any and all benefits to which the holder of the Interest may be entitled as provided in this Agreement, together with all obligations of such Member to comply with this Agreement. Each Investor's Interest in the Company will be equal to the percentage that such Investor's Capital Contribution represents of the aggregate of all Capital Contributions of all Investors.

"Investors" means the Members who execute the Subscription Agreement as Investors and whose subscriptions have been accepted by the Manager, and such other persons or entities as may be admitted to the Company as substitute Investors in accordance with Section 12.

"Managers" mean Derek Dienner ("Dienner") (which may be referred to in the singular as a "Manager"), together with any additional, successor or substitute managers of the Company that may be in place from time to time.

"Members" means all members of the Company (i.e., both the Managers and the Investors).

"Operating Expenses" means the aggregate of the following as paid or incurred from time to time: (a) third-party agent, sales agent and/or distributon fees and producer representative fees and expenses (to the extent not deducted by such parties prior to remittance of Gross Receipts to the Company); (b) out-of-pocket amounts incurred by the Company in connection with the marketing,sale or licensing of the Picture, including without limitation costs of attendance at festivals at which the Picture is exhibited; (c) out of pocket amounts payable as box office bonuses if such bonus payments are not assumed by a distributor or distributors or collection agents or otherwise addressed as a deduction in the application of Distributable Receipts under Section 6.1; (d) on-going third party accounting and legal fees and expenses incurred by the Company in connection with its business, including without limitation in connection with the preparation and distribution of Forms K-1; (e) on-goingthird party expenses of preserving and storing digital masters and/or prints of the Picture or other elements of the Picture in connection with its exploitation; (f) expenses of registering and protecting copyright in the Picture; (g) residuals payable pursuant to collective bargaining agreements to the extent not paid by a third party distributor or licensee assuming such obligation or not paid by a collection agent; (h) amounts required to be withheld by applicable laws or regulations; (i) ongoing insurance premium costs; G) costs of defending litigation claims or suitsup to insurance deductibles or not covered by insurance; (k) amounts the Managers determine should be set aside as a reserve for future expenses of the Company, and (1) any other expenses reasonably incurred and related to the production, delivery and/or exploitation of the Picture. It is understood that certain categories of Operating Expenses (e,g, third party sales or distribution fees or residual payments) may either be deducted by a third party or paid by a third party assuming the obligation to make such payment.

"Profits" and "Losses" have the meaning set forth in Section 7.3.

"Picture" means the feature-length dramatic motion picture presently entitled "**Brave The Dark**".

"Securities Act" means the Securities Act of 1933, as amended, and the rules and

regulations promulgated thereunder.

"Subscription Agreement" means the subscription agreement and supplemental materials which make up the subscription package that accompanies this Agreement and are to be completed and signed by Investors.

"Target Capital" means the amount of the anticipated capitalization of the Company, which, taken together with other financing (e.g. loans or advances based on potential tax credits to be received), the Managers deem necessary to fund the production of the Picture. As of the date of this Agreement, the Managers have determined that the Target Capital will be $2,000,000. The Managers will have right to change Target Capital in their sole discretion.

Section headings are used herein for convenience only and will not be referred to in theinterpretation of this agreement.

1. **Name and Principal Place of Business**. The name of the limited liability company is Keystone Brave LLC and the principal place of business of the Company is 21 N. Prince Street, Lancaster Pennsylvania 17603, or at such other place as the Managers may determine from time to time upon notice to the Investors.

2. Formation. The Company has been organized as a Pennsylvania limited liability company pursuant to the provisions of the Act to engage in the development, production, distribution andexploitation of the Picture and to engage in any other lawful act or activity for which limited liability companies may be formed under the Act. The Company will have full power and authority to engage in any and all activities necessary or incidental to the foregoing, as the Manager may determine.

3. Managers and Members. All Members other than the Managers will be referred to as Investors. However, if a Manager makes Capital Contributions to the Company, it will be deemed to also have executed this Agreement as an Investor, and its Capital Contributions will be treated in the same manner as the Capital Contributions of other Investors. The Managers may contribute to the capital of the Company but will have no obligation to do so.

4. Capital Contributions.

4.1 Investor Contributions. The Company will issue Interests to Investors in exchangefor Capital Contributions in an aggregate amount up to the Target Capital. Each Investor will contribute to the capital of the Company the sum set forth as such Investor's contribution on the signature page hereto and authorizes the Managerto expend all or part thereof for any proper purpose of the Company immediately, regardless of whether Company has received the Target Capital in whole or in part. In so doing, each Investor waives aright to receive a refund of his or her Capital Contribution (even if production of the Picture is abandoned). If the Manager has decided to abandon production of the Picture, the affairs of the Company will be wound up as contemplated in Section 9, and Investors will participate in the assets that remain, if any. Due to each Investor's waiver of any right

to a refund, if the Company is wound up as aforesaid, following the payment of all of the Company's obligations, each Investor will participate, pro rata, only in the Company's remaining assets after satisfaction of all of its obligations, and will have no claim against the Manager for reimbursement of any shortfall. In no event will the Company or any Manager be liable for any shortfall. No Investor will be required to make any additional Capital Contribution to the Company beyond the amount set forth in such Investor's Subscription Agreement.

4.2     Admission.  A prospective Investor will become a Member when the Company receives the Investor's Capital Contribution and the Company countersigns the Investor's Subscription Agreement. The Managers have no obligation to accept any Investor and may reject any Investor for any reason whatsoever.

4.3     Bank Account.  All Capital Contributions will be kept in a Company bank account until actually employed for production purposes of the Company or returned to Investors. The Managers have no obligation to deposit Capital Contributions in interest bearing accounts, and if the Managers elect to do so, interest earned may be expended for any proper purpose of the Company and shall not be returned to Investors.

4.4     No Return of Contributions. Except as otherwise provided in the Act and in Section 4.1 hereof, no Member will have the right to withdraw, or receive any return of, all or any portion of its Capital Contribution, and no Member will have the right to demand or receive property other than cash in return for its Capital Contribution. No Member has any right to interest in, or claim against, the Picture or any other specific property of the Company by reason of its Interest.  If any Capital Contributions remain following completion of the Picture, such remaining Capital Contributions will be used to fund marketing and distribution of the Picture, or will become part of Gross Receipts, as determined by the Managers in their sole discretion.

4.5     No Interest. No interest will be paid by the Company on Capital Contributions or on balances in Members' Capital Accounts.

4.6     Member Loans. Loans by a Member, or a Manager,  to the Company will not be considered Capital Contributions.  If any Member (including the Managers) advance funds to the Company in excess of the amounts required to be contributed by such Member to the capital of the Company pursuant to such Member's Subscription Agreement, the making of such advances will not result in any increase in the amount of the Capital Account of such Member. The amounts of any such advances will be a debt of the Company to such Member and will be payable or collectible only out of the Company assets in accordance with the terms and conditions upon which such advances are made. The repayment of loans from a Member to the Company upon liquidation will be subject to the order of priority set forth in Section 16.

5.     Management.

5.1     Managers. The Company will be managed by the Managers. The Managers and each of them will have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, including, without limitation, the development and production of the Picture and the exploitation of all rights therein. In so doing, the Managers will make all decisions and perform all actions customary or incident to the management of the Company's business, property and affairs. The Managers agree to render the services customarily and usually rendered by film producers and to devote such time and effort, on a non-exclusive basis, as each Manager deems appropriate for the management and operation of the Company's affairs. Investors will have no right or power to participate in the management of the Company, except as expressly authorized by this Agreement, and except as expressly required by a non-waivable provision of the Act. The Managers will seek to make decisions unanimously. Where the Manger is Dienner.

5.3     Other Activities. The Managers are authorized to manage the business of the Company in conjunction with each such Manager's other business interests, activities and investments. Neither this agreement nor any activity undertaken on behalf of the Company shall prevent the Managers, their Affiliates, or the Investors, from engaging in any other activities or businesses or from making investments, whether or not such activities, businesses or investments are similar in nature to the business of the Company, without any obligation to account to the Company or Investors for any profits or other benefits derived therefrom, and without having to offer an interest in such activities, businesses or investments to the Company or the Investors.

5.4     Additional Managers. The Managers reserve the right to add others to also serve as managers by having such persons execute this Agreement as a manager without advance notice to, or the consent of, the Investors, and no Investor will have a right to rescind his or her investment or withdraw from the Company due to the appointment of managers in addition to theoriginal Managers.

5.5     Limitation on Liability. The doing of any act or the omission to do any act by theManagers or their Affiliates, the effect of which may cause or result in loss or damage to the Company, if done in good faith and otherwise in accordance with the terms of this Agreement, will not subject any Manager or its Affiliates to any liability. The Company will indemnify and hold harmless the Managers and their Affiliates from any claim, loss, expense, liability, action or damage resulting from any such act or omission in the conduct of the business of the Company done in good faith and within the scope of the authority conferred by this Agreement, including,without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Managers in defense or prosecution of any action relating to such act or omission), but the Managers will not be entitled to be indemnified or held harmless from any claim, loss, expense, liability, action or damage due to, or arising from the applicable Manager's fraud, bad faith or gross negligence.

5.6     Managers Compensation. The Managers are each entitled to receive a share of Distributable Receipts as set forth in Section 6.1(c) in their capacity as producers of the Picture, as well as to the extent of such Manager's Interest, if any, as an Investor, and the Managers also may receive fair compensation for services other than those as may be rendered by a manager, which would be payable out of Capital Contributions by Investors. Specifically, the Managers reserve the right to receive compensation for services (including out of the production budget or as a deferral in their discretion) as line items in the production budget of the Picture

6.     Distributions.

6.1     The Managers have the sole discretion to determine when to distribute Distributable Receipts, but in any case will appoint a recognised and professional collections agent (Freeway and Fintage are both pre-approved) which will be responsible for making distributions direct to members/investors and other beneficiaries and upon such distributions will cause Distributable Receipts incurred in connection with the Picture to bedistributed as follows:

      (a)     First, to pay any costs of the budgeted cost of the Picture not paid from the Capital Contributions or proceeds of the sale of the tax credit, including but not limited to Members or Managers loans or loans from any third parties or unpaid creditors.

      (b)     Then one hundred percent (100%) to the Investors, pari passu, based on their respective Interests, until all Investors have received One Hundred Twenty Percent (120%) of the amount of their respective total Capital Contributions;

      (c)     Then, to creative contributors to the Picture entitled to deferred compensation to the extent not paid as an Operating Expense or assumed by a distributor; such deferred compensation agreed as at the date of this agreement beings $325,000.

      (d)     Thereafter, all remaining Distributable Receipts will be paid as follows: each Investor will receive such Investor's pro rata share (i.e., in accordance with such Investor's Interest) of fifty percent (50%) of such remaining Distributable Receipts, and the other fifty percent (50%) of such remaining Distributable Receipts will be paid to the Managers and any other producers approved by the Managers (after deducting from such Manager's or other producer's share any obligations of the Company to pay to third parties contingent compensation measured by "Producer's Net Profits" or similar from the Picture, if and to the extent applicable).

      6.2     The Managers may withhold from Distributable Receipts a reserve as they may determine is necessary of anticipated Operating Expenses, The Company will not make any distributions to the Members if: (i) after giving effect to the distribution, all liabilities of the Company (other than liabilities to holders of Interests and liabilities for which the recourse of creditors is limited to specified property of the Company) would exceed the fair market value of all interests, properties and rights owned by theCompany (net of any liabilities to which such Company property may be subject); (ii) the Company would be required to borrow funds for such distributions; or (iii) after giving effect to the distribution, the Company would be unable to pay its debts as they become due.

## 7.    Capital Accounts; Allocation of Profits and Loss.

      7.1     A "Capital Account" will be established and maintained for each Member. Each Member's Capital Account will be (i) increased by the Capital Contributions of such Member, any net income and other items of income or gain allocated to such Member and (ii) decreased by the amount of cash and fair market value (on the date of distribution) of any other property ofthe Company distributed to such Member, any net losses and other items of loss or deduction allocated to such Member.

      7.2     It is intended that the Capital Accounts will be maintained at all times in accordance with Section 704 of the Code and applicable Treasury Regulations thereunder, and that the provisions hereof relating to the Capital Accounts be interpreted in a manner consistent therewith. If the manner in which the Capital Accounts are to be maintained pursuant to this Section 8 is required to be modified to comply with the requirements of Section 704(b) of the

Code and the applicable Treasury Regulations thereunder, then, notwithstanding anything to the contrary contained in this Section 8, the Members may, by mutual agreement, alter the manner inwhich Capital Accounts are maintained, and the Members may, by mutual agreement, amend thisAgreement to reflect any such modification: provided, however, that any such modification will not materially alter the economic agreement among the Members.

7.3 The Profits or Losses incurred by the Company for each taxable year shall be allocated as follows: (i) if a Profit, to the Members in a manner that as closely as possible matches the distributions made and to be made under Section 6 in respect of such Profit; and (ii) if a Loss, to the Members in proportion to their positive Capital Accounts. As used herein, “Profits" and "Losses" mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction requiredto be stated separately pursuant to Section 703(a)(l) of the Code shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and nototherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Regulations Section 1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses shall besubtracted from such taxable income or loss;

(c) Whenever a proportionate part of the Company's Profit and Loss is allocated to aMember, every item of income, gain, loss, deduction and credit entering into the computation ofsuch Profit or Loss applicable to the period during which such Profit or Loss was realized, shall be allocated to such Member in the same proportion. Except as otherwise provided herein, all such items of Company income, gain, loss, deduction and credit shall, for income tax purposes, be allocated among the Members in the same proportion as they share in such items pursuant to the prior sentence; and

(d) Solely for income tax purposes, income, gain and deductions shall be allocated asrequired by Section 704(c) of the Code.

8. Termination; Dissolution.

8.1 Abandonment. Notwithstanding any contrary implication herein, the Managers willhave the right, whenever in their business judgment deemed necessary, to abandon production of the Picture. In the event of such abandonment, the production will be liquidated and all of the Company's funds will be distributed to the same persons and in the same manner asset forth in Section 9 hereof, subject to any reserve for liabilities that the Managers deem prudent. Abandonment could cause Investors to lose all, or substantially all, of their investments.

8.2 Dissolution. The Company will continue until the first to occur of the following:the Managers will have elected to abandon the production pursuant to Section 8.1 hereof; the written consent of the Managers; any event that causes the dissolution of a limited

liability company under the Act; or subject to Section 8.3, the resignation, dissolution or bankruptcy of all of the Managers. Upon said termination the Managers will liquidate the affairs of the Company as hereinafter provided. Without limitation of the foregoing, the Managers shall have the right to dissolve the Company upon any final disposition of the Picture where no further revenues (in excess of anticipated Operating Expenses) may be expected from the exploitation of the Picture

8.3     Replacement Manager. Upon the resignation, dissolution or bankruptcy of a Manager, if there is no Manager remaining willing and able to continue the business of the Company, then the Company will be dissolved and terminated unless a majority in Interests of the Investors will determine within thirty (30) days after such event to continue the business of the Company anddesignate a substitute Manager who has agreed in writing to serve in such capacity.

9.     Winding Up. Upon dissolution of the Company pursuant to Section 8, the Manager will wind up the affairs of the Company. Upon completion of all desired sales of Company property, and after payment of all selling costs and expenses, the Manager will distribute the proceeds of such sales, and any Company property that is to be distributed in kind, to the following groups in the following order of priority:

9.1     To satisfy Company liabilities to creditors, including Members or the Manager who are creditors, to the extent otherwise permitted by law (other than for past due Company distributions), whether by payment or establishment of reserves. If there are liabilities to secured and unsecured creditors, the liabilities of the secured creditors will be satisfied, solely from the collateral forming the security for such secured liability, in priority to the liabilities of unsecured creditors (and secured creditors with valid claims in excess of the pledged collateral);and

9.2     Thereafter, in accordance with positive Capital Account balances of the Investors, until the aggregate of amounts distributed pursuant to Section 6.1(a) and amounts distributed pursuant to this Section 9.2 equal an amount equal to 120% of the Investors' Capital Contributions; and

9.3     Thereafter, any remaining amounts will be distributed in accordance with Section 6.1.

9.4     For any taxable year in which the Company dissolves and its affairs are wound up pursuant to this Section 9, if, after all other allocations provided for in Section 7 have been tentatively made as if this Section 9.4 were not in this Agreement, the distributions to the Investors pursuant to Section 9.2 would be different than the distributions to the Investors and Manager in accordance with Section 6, then, Profits (and items thereof) and Losses (and items thereof) for the taxable year in which the Company dissolves and its affairs are wound up pursuant to this Section 9 will be allocated among the Investors and Manager in a manner such that the Capital Account of each of them, immediately after giving effect to the allocations, is, as nearly as possible, equal (proportionately) to the amounts of the distribution that would be made to the Investors and Manager during the last taxable year of the Company if the distribution were made in accordance with Section 6. The Managers will, to the extent possible, apply the principles of this Section 9.4 to any taxable year preceding the taxable year in which the Company dissolves and its affairs are wound up if delaying application of the principles of this Section 9.4 would likely result in distributions under Sections 9.2 and 9.3 that are materially different than the distributions that would be made if Sections 9.2 and 9.3 provided for the making of distributions in accordance with Section 6. All distributions required under this Section 9.4 will be made to the Investors and

Manager by the end of the taxable year in which the liquidation occurs or, if later, within ninety (90) days after the date of such liquidation.

9.5     The claims of each priority group specified above will be satisfied in full before satisfying any claims of a lower priority group. If the assets available for disposition are insufficient to dispose of all of the claims of a priority group, the available assets will be distributed in proportion to the amounts owed to each member of such group.

10.     Tax Matters Member. The Investors agree that one of the Managers will serve as the Tax Matters Member of the Company, as required by the Code, and hereby agree that any action taken by theTax Matters Member in connection with audits of the Company under the Code will be binding on them. Each Investor further agrees not to treat any Company item on his or her individual income tax return inconsistently with the treatment of the item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company unless previously authorized to do so in writing by the Tax Matters Member, which authorization may be withheld in the complete discretion of the Tax Matters Member.

11.     Confidentiality. All books, records, financial statements, tax returns, budgets, business plans and projections of the Company, all other information concerning the business, affairs andproperties of the Company and all of the terms and provisions of this Agreement will be held in confidence by each Member and their respective Affiliates, subject to any obligation to comply with (a) any applicable law, (b) any rule or regulation of any legal authority or securities exchange or (c) any subpoena or other legal process or obligation to make information available which may include parties entitled to deferrals and/or any participation in Distributable Receipts. Such confidentiality will be maintained until such time, if any, as any such confidential information either is, or becomes, published or a matter of public knowledge.  The Manager may keep confidential from other Members for such period of time as it deems reasonable, any informationwhich it reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Manager in good faith believes is not in the best interest of the Company or its business or which the Company is required by law or agreement with a third party to keep confidential.

12.     Transfer of Interests.

12.1     Consent Required. No assignee of an Investor will have the right to become a substituted Investor in the place of the assignor without the prior written consent of the Managers andthen only upon complying with the conditions related to such substitution as may be prescribed by the Manager, including, without limitation, the payment of all legal costs associated with the consideration and processing of any transfer.  The Manager's consent may bewithheld for any reason or for no reason, except that in connection with a proposed transfer to a Permitted Transferee, the Manager's consent will not be withheld unreasonably. Subject to the foregoing, an Investor may transfer his or her Interests to the following, each of whom is a "Permitted Transferee": (a) an Affiliate of such Investor; (b) such Investor's spouse, any of such Investor's lineal descendants who are at least twenty-one (21) years of age, a trust established solely for the benefit of one or more of such Investor, such Investor's spouse and lineal descendants who are at least twenty-one (21) years of age, and from such trust to the beneficiarythereof; or (c) the Company.

12.2　Consent; Assumption. The consent of the Manager to any transfer of an Interest may be withheld, delayed or conditioned in the Manager's sole discretion. Any transferee(s) of an Interest will take and hold the Interest subject to this Agreement and to all of the obligations and restrictions arising hereunder upon the transferring Member, and no such transfer to a transferee not already a party hereto will be effective until such transferee has executed and delivered to the Company an instrument in the form prescribed by the Company agreeing to be bound by this Agreement.

12.3　By Manager. A Manager will have the right to assign this Agreement and its rights and obligations as a Manager to its Affiliate without obtaining the consent of the Investors.

13.　Limited Liability. The Members will not have any personal liability for the obligations of the Company except to the extent provided in the Act.

14.　Investors' Representations. By executing this Agreement, each Investor warrants and represents to the Managers that he or she:

(a)　Has carefully read, reviewed and is familiar with this Agreement and the Subscription Agreement, including without limitation, the Risk Factors, Budget and Business Plan attached as exhibits thereto;

(b)　Recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

(c)　Is aware that there is no public market for interests in the Company, that it is not intended that such a market develop and that it will not be possible to readily liquidate this investment;

(d)　Is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act of 1933, which definition includes (i) any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year or (ii) any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his or her purchase (excluding principal residence) exceeds $1,000,000. Accredited investors which are not natural persons include entities in which all of the equity owners are accredited investors, certain trusts, and financial institutions with assets in excess of $5,000,000.

(e)　Recognizes that all investments are authorized to be used for the business of the Company immediately upon receipt and regardless of whether the Target Capital has been raised (in whole or in part). Accordingly, if the full Target Capital is never raised from Investors, it will be difficult (or impossible) to complete the Picture and the Company may need to find other sources of financing, such as loans, to be repaid in preference to Investors, in order to do so. Such loans may result in a delay in the repayment of Investors' Capital Contributions or in a complete loss to Investors if the receipts are insufficient to repay both loans (including the interest thereon, if any) and the contributions of Investors. If additional sources of financing are not secured, the Picture could be abandoned, and at that point it is likely that the bulk of Investors' funds will have been expended leaving Investors with only a right to receive a pro rata share of any funds that remain after the payment of all Company expenses (without the right to receive any shortfall from the Manager); and has (together with their professional advisors) had the opportunity to ask questions of, and receive answers from, the Managers concerning the business of the Company and has been given the opportunity (together with his or her professional advisors) to review documents, records and books pertaining to his or her investment in the Company.

**15.** Miscellaneous.

15.1    Addresses. The address each party hereto for all purposes will be the address ofsuch party set forth next to such party's signature at the end of this Agreement; provided, however, that the parties hereto will have the right to designate, in writing, alternate addresses for the receipt of notices, statements, payments and other mail.

15.2    Arbitration. In the event of any dispute over the terms and conditions or enforcement of this Agreement, said dispute will be submitted to binding, final and non--appealable arbitration under the rules and regulations of the American Arbitration Association. There will be one arbitrator mutually approved by all parties who will have at least ten (10) years of experience in the entertainment industry; if the parties to such dispute have not mutually agreed upon such an arbitrator within 30 days from service of notice of intention to arbitrate, an arbitrator with such qualifications will be appointed by the American Arbitration Association. The venue of all such proceedings will be in Philadelphia, Pennsylvania or any other venue as to which the parties may mutually agree. The prevailing party will beentitled to recover reasonable attorney's fees and expenses as part of the costs incident to any award rendered. At no time will any Member have the right to seek relief in any court via a lawsuit, or to seek injunctive relief against the Company, its Manager, the Picture's distributor, the Picture or any other affiliated person or entity. All claims for relief hereunder will be limitedto claims for money damages in final and binding arbitration.

15.3    Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF PENNSYLVANIA, EXCLUDING ANYCONFLICTS OF LAWS RULES OR PRINCIPLES THAT MIGHT REFER THE GOVERNANCE OR CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION.

15.4    Amendments. Any amendment to this Agreement that adversely impacts the Investors disproportionately to all other Members shall require the approval of a majority in Interest of Investors.

15.5    Counterparts; Signatures. This Agreement may be executed in counterparts, all of which taken together will be deemed one original. Facsimile signatures or electronic signatures conveyed by PDF or other means will have the same force and binding effect as original signatures.

15.6    Further Assurances. Each party hereto agrees to execute, acknowledge, deliver, file, record and publish such further certificates, instruments, agreements and other documents, and to take all such further action as may be required by law or deemed by the Manager to be necessary or useful in furtherance of the Company's purposes and the objectives and intentions underlying this Agreement and not inconsistent with the terms hereof.

15.7    Binding Effect. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns.

15.8    <u>Representation</u>. Each party hereto acknowledges that this Agreement has been drafted on behalf of the Company by Lewis Brisbois Bisgaard & Smith LLP and that Lewis Brisbois Bisgaard & Smith LLP is counsel to the Company.  Each party understands that the interest of each of them may be different with respect to this Agreement. Each party hereto acknowledges that it has had the opportunity (or has elected not to) be individually apprised and advised by its own attorney of its legal rights and financial liabilities and responsibilities arising out of this Agreement and each has in addition thereto made independent inquiry and investigation with respect to the same.  Each party hereto waives any conflict in connection with the preparation of this Agreement and the documents related thereto and each acknowledges that it has had the opportunity to have this Agreement reviewed by, and to consult with, its own separate counsel prior to executing the same.

15.9    <u>Severability.</u>  Every term and provision of this Agreement is intended to be severable, and if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity will not affect the legality or validity of the remainder of this Agreement.

**IN WITNESS WHEREOF,** the undersigned have duly executed this Liability Company Operating Agreement as of September 1, 2024.

COMPANY:

KEYSTONE BRAVE LLC

By: _____

Name: Derek Dienner
Title: Manager

MEMBERS:

See Operating Agreement Signature Pages from Subscription
        Packages